SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 7)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WEBMETHODS, INC.
(Name of subject company (Issuer))

SOFTWARE AG
SOFTWARE AG, INC.
WIZARD ACQUISITION, INC.
(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	94768C108
(Title of class of securities)	(CUSIP number of class of securities)

Jochen Deuse
General Counsel
Software AG
Uhlandstrasse 12
64297 Darmstadt, Germany
Telephone: (011) 49-6151-92-0

Copy to:
Peter Douglas
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$519,670,874	$15,954

(1)          Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares of common stock of webMethods, Inc. to be purchased pursuant to the tender offer at the tender offer price of $9.15 per share of common stock.

(2)          The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$15,954	Filing Party:	Software AG, Software AG, Inc. and Wizard Acquisition, Inc.
Form of Registration No.:	Schedule TO	Date Filed:	April 18, 2007

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third party tender offer subject to Rule 14d-1

☐            issuer tender offer subject to Rule 13e-4

☐            going private transaction subject to Rule 13e-3

☒          amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 7 to Tender Offer Statement on Schedule TO (this “Amendment”) is filed by Software AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Parent”), Software AG, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Software AG USA”), and Wizard Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Software AG USA (the “Purchaser”). This Amendment relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of webMethods, Inc., a Delaware corporation (the “Company”), at $9.15 per Share, net to the seller in cash without interest, less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 18, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9 and Item 11.

Items 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The subsequent offering period of the Offer expired at 12:00 Midnight, New York City time, on Thursday, May 31, 2007. According to American Stock Transfer & Trust Company, the depositary for the Offer, 51,656,982 Shares were validly tendered in the initial and subsequent offering periods of the Offer (excluding shares that had previously been tendered pursuant to guaranteed delivery procedures and that were not actually delivered), representing approximately 90.2% of all outstanding Shares. Payment for all Shares that were tendered during the subsequent offering period will be made promptly.

The closing of the second step merger of the Purchaser with and into webMethods occurred on June 1, 2007.  In connection with the Merger, each outstanding Share not tendered in the Offer (other than restricted Shares, Shares held by Parent, webMethods or any of their respective subsidiaries, or shares held by stockholders who properly perfect appraisal rights under Delaware law) has been converted into the right to receive $9.15 per Share in cash, without interest, less any required withholding taxes.  webMethods is the surviving corporation in the merger and has become a wholly-owned subsidiary of Parent.

The full text of the press release issued by Software AG announcing the closing of the acquisition of webMethods is attached hereto as Exhibit (a)(5)(iii) and is incorporated herein by reference.”

Item 12.  Exhibits.

(a)(1)(i)	Offer to Purchase, dated April 18, 2007.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of Summary Advertisement as published on April 18, 2007 in The Wall Street Journal.*
(a)(5)(i)	Press release issued by Software AG on May 24, 2007.*
(a)(5)(ii)	Press release issued by Software AG on May 29, 2007.*
(a)(5)(iii)	Press release issued by Software AG on June 1, 2007.
(b)(1)	Additional commitment letter of Commerzbank Aktiengesellschaft dated April 20, 2007.*
(b)(2)	Facility Agreement dated May 16, 2007.*
(d)(1)	Agreement and Plan of Merger, dated April 4, 2007, among Parent, the Purchaser and the Company (incorporated by reference to Exhibit 2.1 to webMethods, Inc.’s Form 8-K filed on April 6, 2007).*
(d)(2)

Tender and Support Agreement, dated April 4, 2007, among Parent, the Purchaser, the Company and each shareholder party thereto (incorporated by reference to Exhibit 2.2 to webMethods, Inc.’s Form 8-K filed on April 6, 2007).*

(d)(3)	Confidentiality Agreement, dated January 30, 2007, by and between Parent and the Company.*
(d)(4)	Amendment to Confidentiality Agreement, dated March 5, 2007, by and between Parent and the Company.*
(g)	None.
(h)	None.

*              Previously Filed.

Item 13.  Information Required by Schedule 13 E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2007

SOFTWARE AG

By:	/s/ Jochen Deuse	/s/ Markus Lehnert
	Jochen Deuse	Markus Lehnert
	General Counsel	VP Mergers & Acquisitions